Media Release

Rio Tinto completes sale of Rio Tinto Coal Mozambique

8 October 2014

Rio Tinto has completed the sale of Rio Tinto Coal Mozambique to International Coal Ventures Private Limited following the fulfilment of all conditions precedent and receipt of the necessary regulatory approvals.

The sale, announced on 30 July 2014, comprises the Benga mine and other coal projects in the Tete province of Mozambique. Rio Tinto’s other assets in the country remain unaffected by the transaction.

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